Portions of this Exhibit 10.3 have been omitted based upon a request for confidential treatment. This Exhibit 10.3, including the non-public information, has been filed separately with the Securities and Exchange Commission. “[*]” designates portions of this document that have been redacted pursuant to the request for confidential treatment filed with the Securities and Exchange Commission.
Exhibit 10.3

AMENDMENT No.1 TO AMENDED AND RESTATED PURCHASE AGREEMENT COM0190-10

This Amendment No.1 to Amended and Restated Purchase Agreement COM0190-10, dated as of February 14, 2013 (“Amendment No. 1”) relates to the Purchase Agreement COM0190-10 (the “Purchase Agreement”) between Embraer S.A. (“Embraer”) and Republic Airline Inc. (“Buyer”) dated January 23, 2013 (collectively referred to herein as “Agreement”). This Amendment No. 1 is between Embraer and Buyer, collectively referred to herein as the “Parties”.

Except as otherwise provided for herein all terms of the Purchase Agreement shall remain in full force and effect. All capitalized terms used in this Amendment No.1, which are not defined herein shall have the meaning given in the Purchase Agreement. In the event of any conflict between this Amendment No.1 and the Purchase Agreement the terms, conditions and provisions of this Amendment No.1 shall control.

WHEREAS, Buyer has requested a delay in the effective date of the Purchase Agreement because of a delay in the U.S. Bankruptcy Court hearing regarding the Capacity Purchase Agreement between Buyer and American Airlines, Inc., and Embraer has agreed to such delay.

NOW, THEREFORE, for good and valuable consideration which is hereby acknowledged Embraer and Buyer hereby agree as follows:

1.	[*] AGREEMENT
Article 26 of the Purchase Agreement shall be deleted and replaced by the following:
“This Agreement shall not become effective until [*], or such earlier date as [*] in [*] at least [*] (the "Effective Date"); provided that if [*] the Capacity Purchase Agreement between Buyer and American Airlines, Inc. ("American"), entered into in January, 2013, shall not have been duly approved by the U.S. Bankruptcy Court having jurisdiction over American's pending Chapter 11 case on or prior to [*] then [*] before [*], Buyer may [*] terminate this Agreement without it becoming effective by giving written notice thereof to Embraer (“a Termination Notice”); provided further that Buyer shall [*].”

2.	COUNTERPARTS
This Amendment No.1 may be executed in counterparts, which together shall constitute a single instrument and shall be governed by and construed in accordance with the laws of the State of New York.

3.	MISCELLANEOUS
All other provisions of the Agreement which have not been specifically amended or modified by this Amendment No. 1 shall remain valid in full force and effect without any change.

[Intentionally left in blank]

IN WITNESS WHEREOF, EMBRAER and BUYER, by their duly authorized officers, have entered into and executed this Amendment No.1 to Purchase Agreement to be effective as of the date first written above.

Embraer S.A.	Republic Airline Inc.
By/s/ Artur Coutinho Name:Artur Coutinho Title:Chief Operating Officer	By/s/ Ethan J. Blank Name:Ethan J. Blank Title: Vice President General Counsel
By/s/ José Luis D' Avila Molina Name:José Luis D' Avila Molina Title:Vice President, Contracts Commercial Aviation	Date:February 19, 2003 Place:Indianapolis, Indiana
Date: Place:

Witness: _____________________        Witness: /s/ Louis H. Urbancic

Name: _______________________        Name: Louis H. Urbancic

Acknowledged and agreed by Republic Airways Holdings Inc. with respect to all terms of this Amendment No.1, in its capacity as “Guarantor” pursuant to the Guaranty by it to Embraer dated January 23, 2013.

Republic Airways Holdings Inc.

By     /s/ Ethan J. Blank
Name:     Ethan J. Blank
Title: Vice President
General Counsel

Witness: /s/ Louis H. Urbancic
Name: Louis H. Urbancic